UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Repligen Corporation

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

759916109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 759916109	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSON. Roy T. Eddleman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF
SHARES	5.	SOLE VOTING POWER	4,782,344
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER	-0-
EACH
REPORTING	7.	SOLE DISPOSITIVE POWER	4,782,344
PERSON WITH
	8.	SHARED DISPOSITIVE POWER	-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 4,782,344

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%

12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 759916109	Page 3 of 5 Pages

Item 1(a). Name of issuer: Repligen Corporation.

Item 1(b). Address of issuer’s principal executive offices: 41 Seyon Street, Waltham, Massachusetts 02453

Item 2(a). Name of person filing: Roy T. Eddleman

Item 2(b). Address of principal business office, or, if none, residence: c/o TroyGould PC, 1801 Century Park East, 16th Floor, Los Angeles, California 90067, Attention: Istvan Benko.

Item 2(c). Citizenship: United States.

Item 2(d). Title of class of securities: Common stock, $.01 par value per share, of the Issuer.

Item 2(e). CUSIP No.: 759916109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J); and

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution.

CUSIP NO. 759916109	Page 4 of 5 Pages

Item 4.	Ownership.

Of the shares of common stock owned beneficially by the reporting person 357,518 shares are held for the benefit of the reporting person in a 15-month escrow account established in connection with the Issuer’s acquisition of Spectrum, Inc. on August 1, 2017 and are subject to potential indemnification claims of the Issuer relating to the acquisition and 3,044,826 shares are held of record by the Roy T. Eddleman Living Trust UAD 8-7-2000, of which the reporting person is the sole trustee, and as such, has investment and voting control over such shares. The shares of common stock beneficially owned by the reporting person also include 480,000 and 900,000 shares, respectively, transferred by the reporting person on December 27, 2017 to separate charitable remainder unitrusts of which the reporting person is the sole trustee, and as such has investment and voting control over such shares, and a lifetime beneficiary. The reporting person disclaims beneficial ownership of the unitrusts’ shares except to the extent of his pecuniary interest therein.

The percentage ownership information is calculated based upon 43,565,306 shares of common stock of the Issuer issued and outstanding as of November 2, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

(a)	See Item 9 of the cover page.

(b)	See Item 9 of the cover page.

(c)	Number of shares as to which the reporting person has:

(i)	Sole power to vote or direct the vote: See Item 5 of the cover page.

(ii)	Shared power to vote or direct the vote: See Item 6 of the cover page.

(iii)	Sole power to dispose or direct the disposition: See Item 7 of the cover page.

(iv)	Shared power to dispose or direct the disposition: See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class. If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 759916109	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2018

/S/ Roy T. Eddleman
Roy T. Eddleman